Cogent Communications Group, Inc.

Robert N. Beury Jr.

Chief Legal Officer

Cogent Communications, Inc.

1015 31st Street, NW

Washington, DC 20007

Telephone +1-202-295-4254

Fax +1-703-997-8709

email: rbeury@cogentco.com

November 26, 2008

Re:	SEC comment letter dated October 28, 2008 regarding:
Cogent Communications Group, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed on February 27, 2008
Form 10-Q for the quarterly period ended June 30, 2008
Filed on August 8, 2008
Definitive Proxy Statement on Schedule 14A
Filed on March 10, 2008
File No. 001-31227

Dear Mr. Krikorian:

This letter responds to the comments received in your letter of October 28, 2008.

Form 10-K for the fiscal year ended December 31, 2007

Item  7.  Management’s Discussion and Analysis of Finance Condition and Results of Operations

General Overview, page 23

1.                                      Please tell us the extent to which you use traffic volume as a key indicator in managing your business and indicate whether you believe that this metric contributes meaningfully to understanding and evaluating your company.  If so, tell us what consideration you gave to discussing traffic volume in your MD&A.  See Section III.B.1 of SEC Release No. 33-8350.

Traffic volume is not a key indicator in managing our business.  The existence of Internet traffic is, of course, fundamental to the existence of the Company’s business.  However, for an investor looking at our potential to generate a profit, the Company believes that a focus on the Company’s on-net and off-revenue growth is more important and these are the factors upon which management focuses.  Cogent’s revenue is not directly linked to the amount of traffic our network carries.  The majority of the Company’s revenue comes from sales of fixed capacity to customers, i.e. the customer pays for the ability to transmit packets at a certain data transmission rate.  The amount paid by the customer per month is the same whether the customer uses only a small portion of the available capacity or the full capacity available.  In addition, most of our

Stephen Krikorian

U.S. Securities and Exchange Commission

November 26, 2008

competitors do not report traffic figures so it is difficult for an investor or analyst to use the figures for competitive analysis.  Further, traffic figures for the Internet as a whole are difficult to obtain and, the company believes, subject to many estimation errors over time.  While Cogent management does not use traffic volume as a key indicator in managing its business, because of the interest expressed by some analysts, Cogent does discuss traffic on its quarterly earnings conference calls.

Results of Operations, page 24

2.                                      We note from your disclosures on page 26 that your network operations expense and gross profit margins discussed in your MD&A are shown exclusive of any related depreciation and amortization expense. While we believe that your presentation of network operations expense on the face of the consolidated statements of operations, that excludes a subtotal for gross margins, are consistent with the guidance in SAB Topic 11B, your discussion and analysis of gross margins within MD&A that excludes depreciation and amortization are not appropriate.  That is, when gross margin amounts are presented, they should include all cost of revenues.  Your current presentation is acceptable only in instances where gross margins are not disclosed.  For each year presented tell us the amount of depreciation and amortization that should be allocated to network operations expense and included in the determination of the gross margin.

The amount of depreciation that would be allocated to network operations expense and included in the determination of gross margin is as follows:

•                  For 2007 - $53.6 million

•                  For 2006 - $51.4 million

•                  For 2005 - $46.8 million

For future filings we will exclude gross margin amounts and related discussion from MD&A.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 9.  Stock option and Award Plan, page 63

3.                                      We note that several of the disclosures required by paragraph A240 of SFAS 123(R) seem to be missing from this footnote.  For instance, the disclosures do not include the total intrinsic value of options exercised or the total fair value of shares vested for each period an income statement is provided.  In addition, the disclosure should include a description of the significant assumptions utilized along with the methods used to develop those assumptions.  See paragraph A240(e) of SFAS 123(R).

We have reviewed the disclosure requirements of paragraph A240 of SFAS 123(R) and believe that we have included the required disclosures in footnote 1 on pages 52-53 and footnote 9 on pages 64-65 of our 2007 Form 10-K.  The page number and footnote references below are to our 2007 Form 10-K. To facilitate your review we have provided a copy of the relevant pages of our 2007 Form 10-K in Attachment A at the end of this letter and highlighted the disclosures noted below:

•                  The total intrinsic value of options exercised is included in the table – footnote 9 on page 64

•                  The total fair value of shares vested for each period an income statement is provided – footnote 9 on page 65

•                  A description of the significant assumptions utilized along with the methods used to develop those assumptions.

•                  Grants of restricted stock – footnote 9 on page 65

•                  Grants of stock options – footnote 1 on pages 52-53

In future filings, we will also consider combining the equity-based compensation disclosure information included in footnotes 1 and footnote 9.

Form 10-Q filed for the quarterly period ended June 30, 2008

Financial Statements

Notes to Interim Condensed Consolidated Financial Statements

Note 2.  Property and Equipment, page 8

4.                                      Your disclosures indicate that during the first quarter of 2008, you identified and corrected the cumulative effect of certain immaterial errors in your accounting for IRU assets and capital leases that affected certain prior periods.  Please further clarify how the correction of these errors impacted certain prior periods and the interim period ended March 31, 2008.  In this respect, provide us with the corrective journal entries made during each period and explain the nature of each adjustment.

The following is a description of the nature of the adjustments identified by and recorded by the Company during Q1 2008:

•                  During 2000 and 2001, the Company executed several master indefeasible rights of use (“IRU”) agreements with various vendors.  These agreements were accounted for as capital leases.  Under the terms of the agreements, Cogent leases metropolitan fiber rings, which are then connected to customer buildings through a fiber lateral. Three of the agreements contained monthly charges that were incorrectly excluded from the capital lease payments used in the calculation of the related asset and capital lease liability, but were charged to cost of network services as an operating expense during the period incurred.  This resulted in cost of network services being overstated and depreciation expense and interest expense being understated from 2000 through 2007.

•                  An error in a spreadsheet used to record interest caused a portion of the principal payments of an IRU capital lease to be accrued as interest for 14 months from January 2004 through February 2005.  The monthly entry was corrected in February 2005, however, the cumulative error was not corrected and the accrued interest balance remained overstated through December 31, 2007.

•                  As the result of a vendor initiated change in functionality of an IRU fiber ring, the Company stopped using the related capital lease asset.  The Company should have written-off the carrying amount of the asset at the time it ceased using the asset in March 2005.  Instead, the Company continued depreciating the asset through December 31, 2007, resulting in an understatement of an impairment charge in 2005 and an overstatement of depreciation expense during 2005, 2006 and 2007.

•                  When preparing an amortization table used to record amounts for a capital lease IRU, the payments included in the calculation contained an error.  When the final payment was made to the vendor in 2008, there was a remaining balance of accrued interest on the balance sheet, which was not due to the vendor.

The net corrective journal entry recorded in the first quarter of 2008 related to the errors noted above and showing the impact on the first quarter of 2008 was as follows (in millions):

	Debit	Credit
IRU asset	$5.7
Accrued interest	1.1
Impairment of IRU asset	1.6
Depreciation expense	0.4
Interest expense		$0.6
IRU capital lease liability		8.2

The correction of these errors impacted certain prior periods and the interim period ended March 31, 2008, as follows (in thousands).

	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
Description	2000	2001	2002	2003	2004	2005	2006	2007
Profit and Loss
Cost of goods sold - (overstated)	$(9)	$(239)	$(661)	$(846)	$(914)	$(945)	$(958)	$(976)
Impairment of IRU asset - understated	—	—	—	—	—	1,892	—	—
Depreciation expense - understated	7	107	290	422	472	489	355	357
Interest expense - understated (overstated)	5	179	500	595	(287)	432	570	573
Pre-tax income - (overstated) understated	$(3)	$(47)	$(129)	$(171)	$729	$(1,868)	$33	$46

Cumulative impact on net assets -(overstated) understated	$(3)	$(50)	$(179)	$(350)	$379	$(1,489)	$(1,456)	$(1,410)

Description	Q1 2008
Profit and Loss
Impairment of IRU asset – (overstated)	$(1,592)
Depreciation expense - (overstated)	(410)
Interest expense - understated	592
Pre-tax income - understated	$1,410

Cumulative impact on net assets	$—

Definitive Proxy Statement

Compensation Discussion and Analysis, page 9

As you may be aware, the Division of Corporation Finance has recently released Staff observations relating to a focused review of executive compensation disclosure.  This guidance, which is available on our website at:  http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm, may be helpful as you review the comments set forth below and draft future versions of your executive compensation and other related disclosure.

The Company has responded to the Staff’s specific comments, but in addition to the specific responses, the Company’s general response to these comments is as follows:  Embedded in the Staff’s comments is a general theme that there should be greater detail in the compensation discussion and explicit analytical descriptions of quantitative methods used to determine compensation.  While the Company acknowledges that this theme is consistent with the Staff’s views regarding compensation disclosure reflected in the guidance referenced above, the method of compensation decision making actually employed by the Company does not lend itself to extensive analytical and qualitative disclosure.  Most of the analysis that goes into compensation determinations is simply the subjective business judgment of the Company’s CEO and the board of directors.  Cogent is a small company, with only 500 employees, half of whom are sales people.  Its salaries and bonuses are modest by the standards of public companies.  The CEO has a salary of $313,650 and cash bonuses to senior management have rarely exceeded 10% of salary.  Stock and option awards to senior management are closer to the levels of other companies but generally are, the Company believes, at lower levels than other, similar telecommunications and high tech companies.  In sum, the Company has a very simple and modest compensation structure.  Accordingly, the compensation decisions do not involve extensive analysis, but rather are based on the judgment of the Company’s board of directors and its CEO, based on their experience.

General

5.                                      Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2007.   For example, we note minimal discussion and analysis of how the Committee determined specific awards of options and restricted stock.  We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported.  Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K.  You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

As described in the Company’s general comments above, the determination of these amounts was not based on complex or extensive quantitative or qualitative factors that would lend themselves to substantive disclosure.  The executive officers received a uniform 2.5% salary increase which was the same percentage increase that was granted to all employees.  This was intended simply to compensate (partially) for inflation.  The cash bonus received by officers other than the vice president of sales ranged from zero for the CEO to $3,000.  The $59,000 received by the vice president of sales included amounts received under his commission plan, which is directly linked to the revenue generated by sales of the Company’s services during the year.  The stock awards were more substantial.  The intent of the compensation committee has been to use the awards of restricted stock and options to align the interests of management with the interests of the stockholders.  The size of these awards was based primarily on the compensation committee’s subjective experience with awards to CEOs that are the founder of the company and to other executives hired to build a start-up company.  The compensation committee’s intent has been to make awards that are sufficient to retain the executives and that are comparable to the compensation received by management in other, similar companies.

6.                                      Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements.  See Item 402(b)(1)(vi) of Regulation S-K.  Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation.  In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee’s decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation.  Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards.

The Company’s compensation components in 2007 were salary, cash bonus, and restricted stock.  Salaries of the executive officers were determined primarily in their negotiations with the CEO when each first took a job at the Company.  The CEO’s salary was determined in negotiations with the venture capitalists that initially funded the Company.  Salaries have not been adjusted as a result of analyses of the amounts paid by other companies or as a result of a strategy to motivate the executive.  The changes over the years have been made on the basis of changes in responsibility and compensation for inflation.  Cash bonuses have not been a significant part of compensation.  Restricted stock and options (in prior years) have been used by the compensation committee to motivate the executives and link their interests to those of the stockholders.  The elements are each viewed independently:  salary increases to partially offset inflation; bonuses as a fairly immaterial element awarded primarily based on the CEO’s subjective analysis of an employee’s contributions; and equity awards to motivate employees and align their interest with stockholders.  In future filings, the Company will revise its disclosure to more clearly describe these points.

7.                                      The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers.  Refer to Section II.B.1 of Commission Release No. 33-8732A.  In this regard, we note wide disparities in Mr. Schaeffer’s equity awards granted in fiscal 2007.  We would expect to see a detailed analysis of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers.  If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

Mr. Schaeffer was the founder of the Company and has been its CEO since inception.  The compensation committee regards him as critical to the future prospects of the Company.  Not only was he the founder of the Company but he has been primarily responsible for hiring every member of management, has led all of the Company’s capital raising activities, and has actively managed the Company for its entire history.  No detailed analysis went into the decision of the compensation committee.  Instead, the size of the award was based primarily on the business experience of the compensation committee members with respect to the size of the ownership position of a founder and CEO.  The Company will more clearly describe any future similar disparities in future filings.

8.                                      You state that the compensation determinations by the compensation committee result in “general guidelines” for use by the CEO in determining compensation for the other named executive officers.  You should disclose the guidelines established for 2007.  Similarly, you should disclose the target levels with respect to the specific performance-related factors you identify, namely cash flow, EBITDA, and revenue.  If you are relying on Instruction 4 to Item 402(b) to omit these target levels, you should provide us with your competitive harm analysis, and you should disclose how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed target level.

The guidelines authorized by the compensation committee for the cash bonus paid in 2007 were: up to 1.5% of annual salary for senior management, up to 1.25% for director-level employees and 0.75% for other employees.  In addition, the CEO was authorized to distribute a total of $50,000 to be shared by employees selected by him.  The CEO was also authorized to award options to purchase a total of 100,000 shares of the company’s stock.  The 100,000 options were authorized to be distributed to employees other than senior management.  These awards were not made on the basis of meeting specific target levels.  (Senior management stock awards were not made at the CEO’s discretion; specific amounts were designated by the compensation committee and the board of directors.)  The Company will describe these guidelines in greater detail in future filings.

9.                                      You provide minimal discussion and analysis of the effect of individual performance on awards of options and restricted stock.  You should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers.  For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee and/or the Board of Directors considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions.  See Item 402(b)(2)(vii) of Regulation S-K.

The awards were not based primarily on precisely measurable quantitative or qualitative elements of individual performance.  The awards of restricted stock and options were very similar for all of the executive officers other than the CEO and COO.  The CEO’s award is discussed above.  The COO received a smaller award because he had received a larger award of options when he first joined the Company and the compensation committee was acting to narrow, somewhat, the gap between him and other executive officers.  The Company will clarify these points in future filings.

10.                               Future filings should elaborate on the role of Mr. Schaeffer in compensation processes and his input during the crafting of compensation packages to include a discussion of whether or not he makes recommendations to the Committee relating to measures, targets and similar items that affect his compensation and the extent to which he attends Committee meetings.

The Company attempted to describe his role in the proxy statement.  As stated in the proxy statement, the CEO makes recommendations that are considered by the compensation committee.  The Company will expand on this discussion in preparing future disclosures related to executive compensation.

Employment Agreements and Other Potential Post-Employment Payments, page 14

11.                               Where appropriate, please describe and explain how the appropriate payment levels are determined under the various circumstances that trigger payments under the employment agreements.  See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.  Also, in the compensation discussion and analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

The Company will elaborate on these points in future disclosures related to executive compensation.

Certain Relationships and Related Transactions, page 21

12.                               Please describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K.  Examples of such features may include, in given cases, among other things: (i) the types of transactions that are covered by such policies and procedures; (ii) the standards to be applied pursuant to such policies and procedures; (iii) the persons or groups of persons on the board of directors or otherwise who are responsible for applying such policies and procedures; and (iv) a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced.  Refer to Item 13 of Form 10-K and Item 404(b) of Regulation S-K.

The Audit Committee is responsible for approving related party transactions.  This responsibility is set forth in the Audit Committee’s charter.  It encompasses all transactions that are required to be reported under Item 404.

13.                               You should disclose the approximate dollar value of the amount of Mr. Schaeffer’s interest in your headquarters lease.  See Item 404(a)(4) of Regulation S-K.

The Company did so disclose this in its most recently filed Form 10-Q for the quarter ended September 30, 2008.  (Mr. Schaeffer is the beneficial owner of the building through a family partnership.  Consequently, his interest in the lease payment is 100%.)

The Company hereby confirms acknowledgment of the fact that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Robert N. Beury Jr.
Chief Legal Officer

ATTACHMENT A – Excerpts from the Company’s 2007 Form 10-K

COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2005, 2006 and 2007

        The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The Company is subject to U.S. federal tax and state tax examinations for years from 2004 to 2007. The Company is subject to tax examinations in its foreign jurisdictions generally for years from 2001 to 2007. Management does not believe there will be any material changes in its unrecognized tax positions over the next 12 months.

Equity-based compensation

        Prior to January 1, 2006, the Company accounted for its equity-based compensation under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“Opinion 25”), and related Interpretations, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.” Effective January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment”, using the modified-prospective transition method.

        Under the modified-prospective transition method, compensation cost recognized includes: (a) compensation cost for all equity-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value. Results for prior periods have not been restated. As a result of adopting SFAS No. 123(R), the Company’s net loss for the year ended December 31, 2006, was approximately $0.7 million greater than if it had continued to account for share-based compensation under Opinion 25. Upon the adoption of SFAS No. 123(R), $9.7 million of deferred compensation was offset against additional paid-in-capital.

        Pro forma information regarding net loss and net loss per share is required by SFAS No. 123 and, in periods prior to January 1, 2006, had been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model.

        The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 for the year ended December 31, 2005 (in thousands except per share amounts):

Year Ended December 31, 2005
Net loss available to common shareholders, as reported	$(67,518)
Add: equity-based compensation expense included in reported net loss, net of related tax effects	13,305
Deduct: total stock-based employee compensation expense determined under fair value based method, net of related tax effects	(13,918)

Pro forma—net loss available to common shareholders	$(68,131)

Loss per share available to common shareholders, as reported—basic and diluted	$(1.96)

Pro forma loss per share available to common shareholders—basic and diluted	$(1.98)

The weighted-average per share grant date fair value of options for common stock was $4.95 in 2005, $6.16 in 2006 and $12.27 in 2007.

52

COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2005, 2006 and 2007

        The following assumptions were used for determining the fair value of options granted in the three years ended December 31, 2007:

	Year Ended December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2007
Dividend yield	0.0%	0.0%	0.0%
Expected volatility—average	159.8%	58.2%	55.1%
Risk-free interest rate—average	4.1%	4.8%	4.5%
Expected life of the option term (in years)	5.0	5.0	5.9

53

9.     Stock option and award plan:

Incentive Award Plan

        The compensation committee of the board of directors adopted and the stockholders approved, the Company’s 2004 Incentive Award Plan, as amended (the “Award Plan”). Stock options granted under the Award Plan generally vest over a four-year period and have a term of ten years. Grants of shares of restricted stock granted under the Award Plan vest over periods ranging from immediate vesting to over a four-year period. Certain option and share grants provide for accelerated vesting if there is a change in control. For grants of restricted stock, when an employee terminates prior to full vesting the employee retains their vested shares and the employees’ unvested shares are returned to the plan. For grants of options for common stock, when an employee terminates prior to full vesting the employee may elect to exercise their vested options for a period of ninety days and any unvested options are returned to the plan. Compensation expense for all awards is recognized ratably over the service period. Shares issued to satisfy awards are provided from the Company’s authorized shares. In April 2007, the Award Plan was amended to increase the number of authorized shares by 2.0 million. As of December 31, 2007, of the 5.8 million authorized shares under the Award Plan there were a total of 970,000 shares available for grant.

63

        Stock options activity under the Company’s Award Plan during the period from December 31, 2006 to December 31, 2007, was as follows:

	Number of Options	Weighted-average exercise price
Outstanding at December 31, 2006	1,152,976	$2.73
Granted	244,919	$21.84
Cancelled	(64,230)	$15.19
Exercised—intrinsic value $4.5 million; cash received $1.1 million	(212,811)	$5.05

Outstanding at December 31, 2007—$20.4 million intrinsic value and 7.3 years weighted-average remaining contractual term	1,120,854	$5.75

Exercisable at December 31, 2007—$17.0 million intrinsic value and 6.8 years weighted-average remaining contractual term	757,034	$1.20
Expected to vest—$18.0 million intrinsic value and 7.0 years weighted-average remaining contractual term	881,156	$3.36

        Stock options outstanding and exercisable under the Award Plan by price range at December 31, 2007 were as follows:

Range of Exercise Prices	Number Outstanding 12/31/2007	Weighted Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number Exercisable As of 12/31/2007	Weighted-Average Exercise Price
$0.00 to $0.01 (granted below market value)	624,782	6.72	$0.00	611,071	$0.00
$4.39 to $6.00	241,758	7.01	$5.55	130.606	$5.72
$6.20 to $25.46	228,652	9.05	$19.12	14,463	$9.25
$25.50 to $33.56	25,662	9.45	$28.58	894	$32.00

$0.00 to $33.56	1,120,854	7.32	$5.75	757,034	$1.20

        Compensation expense related to stock options and restricted stock was approximately $13.3 million, $10.5 million and $10.4 million for the years ended December 31, 2005, December 31, 2006 and December 31, 2007, respectively. As of December 31, 2007 there was approximately $22.6 million of total unrecognized compensation cost related to non-vested equity-based compensation awards. That cost is expected to be recognized over a weighted average period of approximately twenty-one months. In January 2007 and 2008, the Company granted approximately 51,000 vested shares of common stock to its non-management Directors resulting in approximately $0.9 million and $1.2 million of equity-based compensation expense, respectively. In January 2008, the Company granted approximately 620,000 shares of common stock to certain employees resulting in approximately $14.7 million of equity-based compensation expense to be amortized over the service periods of three to four years.

64

        A summary of the Company’s non-vested restricted stock awards as of December 31, 2007 and the changes during the year ended December 31, 2007 is as follows:

Non-vested awards	Shares	Weighted-Average Grant Date Fair Value
Non-vested at December 31, 2006	370,480	$17.66
Granted	1,033,404	$25.08
Vested	(179,207)	$11.36
Forfeited	(22,659)	$25.46

Non-vested at December 31, 2007	1,202,018	$22.64

        The weighted average per share grant date fair value of restricted stock granted to employees was $4.93 in 2005 (200,000 shares), $18.63 in 2006 (382,500 shares) and $25.08 in 2007 (1,033,404 shares). The fair value was determined using the quoted market price of the Company’s common stock on the date of grant. The fair value of shares of restricted stock vested in the years ending December 31, 2005, 2006 and 2007 was approximately $6.0 million, $4.1 million and $4.3 million, respectively.

65